EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	March 31, 2011

Seabridge Gold Files Year End Audited Financial Statements and MD&A

Toronto, Canada…Seabridge Gold announced today that it has filed its Audited Consolidated Financial Statements and its Management’s Discussion and Analysis for the year ended December 31, 2010 on SEDAR (www.sedar.com). To review these documents on the Company website, please see
http://www.seabridgegold.net/2010-Q4.pdf.

The Company reported a net profit for the year ended December 31, 2010 of $3,540,000 or $0.09 per share compared to a net loss of $4,679,000 or $0.12 per share for 2009. In 2010, the Company sold its residual interest in the Noche Buena project in Mexico for a gain $10.2 million. During 2010, the Company incurred expenditures of $28.9 million at its KSM project and $9.6 million at its Courageous Lake project.  In 2010, the Company released a Preliminary Feasibility Study including the first mineral reserves on the KSM project. The 2010 drilling resulted in new mineral resources being announced in early 2011 and an updated Preliminary Feasibility Study is scheduled for completion in April 2011.  At Courageous Lake, 2010 work undertaken included drilling and engineering, environmental and metallurgical studies which resulted in new mineral resources being announced in early 2011 and will culminate with the release of a revised Preliminary Economic Assessment in 2011, followed by a Preliminary Feasibility Study in 2012.

Cash, short term deposits and a guaranteed long-term investment at December 31, 2010 totaled $41.8 million up from $9.3 million at December 31, 2009.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation’s December 31, 2010 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.
For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net